Filed by SRC Energy Inc.

(Commission File No. 001-35245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

Subject Company:  SRC Energy Inc.

(Commission File No. 001-35245)

On January 2, 2020, SRC Energy Inc. distributed the following information to holders of its outstanding stock options:

January 2, 2020

As we move into 2020, we wanted to take this opportunity to remind folks how SRC stock options will be treated in the upcoming merger with PDC.  Please note that the description below only relates to SRC stock options — it does not cover restricted stock units or other types of equity awards.

If you hold SRC stock options as of the closing of the merger with PDC:

•                  Any portion of your SRC stock option that is not otherwise vested will become vested in full immediately prior to the closing of the merger.

•                  If your stock options are “in the money” on the close date (i.e. the value per SRC share based on the merger consideration is greater than the exercise price), your options will automatically be cancelled and you will be paid the value in your options in the form of PDC shares (or cash for fractional PDC shares), net of all applicable tax withholdings.   The PDC shares will be issued to your TD Ameritrade account on or shortly following the closing date of the merger.  You do not have to exercise your options prior to closing to receive this automatic payment.

•                  If your stock options are “out of the money” on the close date (i.e. the value per SRC share based on the merger consideration is less than the exercise price), then the options will automatically be cancelled as of the closing of the merger and you will not be entitled to any payment in respect of same.

•                  We do not anticipate that anyone will want or need to exercise their options in connection with the closing of the merger, as almost all options are currently “out-of-the-money” and any value that is in your options at closing will be paid to you automatically without the need for you to pay the option exercise price.  However, if for some reason you wish to exercise your options (including those that become vested immediately prior to closing) in connection with the merger, you should contact Sandra Jacoby at 720-616-4321 or sjacoby@srcenergy.com no later than January 10, 2020.

•                  Please note that you may exercise your already-vested options separate and apart from the closing of the merger in accordance with SRC’s customary exercise procedures, although we do not anticipate that folks will exercise options if they are “out-of-the-money.”

Regards-

SRC Energy Inc.

* * * *

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC Energy, Inc. (“PDC”) and SRC Energy Inc. (“SRC”). In connection with the proposed transaction, PDC has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC has sent the definitive joint proxy statement/prospectus to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC are available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the merger agreement or the issuance of new shares of common stock in the proposed transaction or that shareholders of SRC may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the outcome of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.